Exhibit 99.13

Consent of Experts

We consent to the reference to our Firm under the caption “Certain U.S. Federal Income Tax Considerations” in the Amended and Restated Prospectus Supplement, dated May 23, 2024 that is incorporated by reference into the registration statement on Form-10 (the “Form F-10) of SolarBank Corporation.

/s/ Hodgson Russ LLP

Toronto, Ontario Canada

May 23, 2024